Mail Stop 3561

February 24, 2009

Thomas Scozzafava
Chairman, Chief Executive Officer and Chief Financial Officer
Seaway Valley Capital Corporation
10-18 Park Street
2nd Floor
Gouverneur, New York 13642

>   **Re: Seaway Valley Capital Corporation**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed January 27, 2009**
>   **Form 8-K**
>   **Filed December 30, 2008**
>   **File No. 001-11115**

Dear Mr. Scozzafava:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K

General

1. We note that your website includes a press release dated December 22, 2008 stating that Patrick Hackett Hardware Company shall soon begin trading as a stand-alone entity as a result of the transfer of the Patrick Hackett shares to The Americas Learning Centers, Inc. Please tell us on what over-the-counter market you believe that Patrick Hackett Hardware Company could begin quotation. If you are referring to the pink sheets, in the future please ensure that you clarify this reference. If you are referring to some other over-the-

counter market, please tell us how you believe Patrick Hackett Hardware Company is eligible for quotation on such market.

2. As a related matter, we note that the Form 8-K indicates that The Americas Learning Centers, Inc. is a "public company." Considering this entity is not currently reporting with us, please tell us why you believe it is appropriate to refer to The Americas Learning Centers as a public company. Also, please tell us on what over-the-counter market they are quoted on.

Item 2.03 Creation of a Direct Financial Obligation

3. It appears that Seaway Valley Capital Corporation sold 100% of the capital stock of Patrick Hackett Hardware Company to The Americas Learning Centers and in return received 88% of the equity of The Americas Learning Centers and $345,559 in convertible debt instruments. Please discuss why you believe this transaction was not a sale of Patrick Hackett Hardware Company's shares requiring registration pursuant to the requirements of Section 5 of the Securities Act of 1933. If you relied upon an exemption from registration, please tell us what exemption you relied upon and the facts that made the exemption available to you.

4. Please discuss the analysis you conducted to determine that this transaction did not constitute the disposition of a significant amount of assets. See Item 2.01 of Form 8-K.

Preliminary Information Statement on Schedule 14C

General

5. We note that you intend to redeem the shares of any shareholder that holds less than a 1,000 shares immediately prior to the reverse split. As a result, it appears that the proposed transaction may constitute a going private transaction pursuant to Rule 13e-3 of the Exchange Act. Please provide us with a detailed analysis as to the applicability of Rule 13e-3 to your transaction and any obligation you may have to provide additional disclosure on Schedule 13E-3. Specifically, please tell us why the reverse stock split will not have the effect of causing your common stock, which is subject to Section 12(g) of the Securities Exchange Act, to be held of record by less than 300 persons.

Voting Securities Outstanding, page 3

6. We note that the second full paragraph on page three appears to contain inconsistent statements with respect to the ownership of your common stock. You first state that "neither of [your] officers or directors owns any shares of [your] common stock", but in describing the following table, which includes certain executive officers and directors, you state that "[e]ach individual owned, on the Record Date, only one class of SVCC's common stock." Please revise or discuss why you believe these statements are consistent.

7. Disclose, by footnote or otherwise, the natural person(s) who controls Silver Hamilton, LLC. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Amendment of the Certificate of Incorporation to Effect a Reverse Split of the Common Stock, page 3

Reasons for Approving the Reverse Split, page 3

8. It appears that the potential conversion amounts you provide are inconsistent. For example, you state on page three that the outstanding shares of Series E Preferred Stock were entitled to a total of 1,012,754,334,300 votes, but in the table on page four you state that the outstanding shares of Series E Preferred Stock were entitled to a potential conversion of 1,011,561,637,872 shares of common stock, each entitled to one vote. On page four you state that you have outstanding securities and debentures that are convertible into a total of 1,268,272,076,580 shares of your common stock. Your table suggests that this number constitutes the sum of the potential conversion of all outstanding preferred shares (1,129,529,367,284), warrants (38,920,000) and debentures (132,945,940,011). However, the sum of those amounts is 1,262,514,227,295, which is significantly less than the total potential conversion you provide. Finally, on page five we note that the amount of common stock that you reflect will be issuable after the reverse split with respect to conversion of the outstanding Series E Preferred, 1,014,617,661 shares, does not directly correlate on a 1:1000 basis to the amount that you reflect is issuable prior to the reverse split, 1,012,754,334,300 shares. Please revise to ensure that all of the amounts you provide are consistent and any necessary explanatory disclosure is provided.

9. We note that you have included footnote disclosure describing the conversion rates of each of the convertible debentures listed in the table on page four. Please expand your disclosure to elaborate upon the terms of the convertible debentures. For example, explain under what circumstances the debentures may be converted; by whom and how the conversion price may be adjusted, if at all; any applicable interest and principal payment due dates and whether such obligations may be satisfied with shares of common stock in lieu of cash; and under what circumstances the convertible debentures may be redeemed, if at all.

10. Please provide us, with a view towards disclosure in the information statement, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) that you have made or may be required to make to any holder in connection with the: (1) Series C Preferred share exchange; (2) Series D Preferred share exchange; (3) Series E Preferred shares issued to Thomas Scozzafava; (4) convertible debenture issuances and (5) warrant issuances. "Holder" includes an affiliate of such holder, or any person with whom any holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments).

Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view towards disclosure in the information statement, with disclosure of the net proceeds to you from the sale of the Series C, D and E Preferred shares, the convertible debentures and the warrants.

11. Please provide us, with a view towards disclosure in the information statement, with tabular disclosure of:

- The total possible profit the holders of the convertible debentures could realize as a result of the conversion for the common stock underlying the convertible debentures, presented in a table with the following information disclosed separately:

    o The market price per share of the common stock underlying the convertible debentures on the date of their sale;

    o The conversion price(s) per share of the underlying common stock on the date of the sale of the convertible debentures, calculated as follows:

        - If a conversion price per share is set at a fixed price, use the price per share established in the stock purchase agreement, exchange agreement, or note, as applicable; and

        - If the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying common stock, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

    o The total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the debenture);

    o The combined market price of the total number of shares underlying the convertible debenture, calculated by multiplying the market price per share on the date of the sale of the convertible debenture by the total possible shares underlying the convertible debenture;

    o The total possible shares the holders of the convertible debentures may receive and the combined conversion price of the total number of shares underlying the convertible debenture calculated by multiplying the conversion price on the date of the sale of the convertible debenture by the total possible number of shares the selling shareholders may receive; and o   The total possible discount to the market price as of the date of the sale of the convertible debenture, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture from the combined market price of the total number of shares underlying the convertible debenture on that date.

If there are terms of the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if a conversion price per share is based on a percentage of market price unless and until that market price falls below a stated price, at which point the percentage of market price decreases, please provide additional disclosure.

12. Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of:

- The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of the issuer, such as the Preferred shares, presented in a table with the following information disclosed separately:

     o   Market price per share of the underlying securities on the date of the sale of that other security;

     o   The conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

          - If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

          - If the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

     o   The total possible shares to be received under the particular securities (assuming complete conversion/exercise);

o The combined market price of the total number of underlying shares, calculated by multiplying the market price per share on the date of the sale of that other security by the total possible shares to be received;

o The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by multiplying the conversion price on the date of the sale of that other security by the total possible number of underlying shares; and

o The total possible discount to the market price as off the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

13. Please provide us, with a view towards disclosure in the information statement, with tabular disclosure of:

- The gross proceeds paid or payable to the issuer in the convertible debenture transactions;

- All payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 10;

- The resulting net proceeds to the issuer; and

- The combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities, such as the Preferred shares, of the issuer that are disclosed in response to comments 11 and 12.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Chris Chase, Attorney Adviser, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director